UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057350

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenny Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7711 Carondelet Avenue, Suite 308
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Kohne (314) 726-4777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scheffel & Company, P.C.
(Name – *if individual, state last, first, middle name*)

322 State Street (Address) Alton (City) IL (State) 62002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC Mail Processing Section
MAR 2 7 2009
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Kohne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenny Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RIA KAY RISCH
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: June 02, 2012
Commission Number: 08380880

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNY SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2008

SCHEFFEL &
COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

February 21, 2009

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc) (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

SCHEFFEL & COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

February 21, 2009

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Kenny Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kenny Securities Corporation (a wholly-owned subsidiary of Kenny Capital Management, Inc.) (the Company) for the year ended December 31, 2008, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scheffel & Company, P.C.

KENNY SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	52,593
Deposits with Clearing Organizations		112,144
Securities Held for Trading		15,894
Prepaid Expenses		7,055
Intercompany Receivable		479,537
Equipment and Leasehold Improvements, Net		10,900
Other Assets		4,900
TOTAL ASSETS	$	683,023

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable	$	2,512
Total Liabilities	$	2,512
STOCKHOLDER'S EQUITY:		
Common Stock, $0.01 Par Value, 100 Shares Authorized, 100 Shares Issued and Outstanding	$	1
Additional Paid-In Capital		726,004
Retained Earnings		(45,494)
Total Stockholder's Equity	$	680,511
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	683,023

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

KENNY SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commissions	$	6,191
Professional Service Fees		233,709
Investment Gains		3,290
Other Income		40
Total Revenues	$	243,230
EXPENSES:		
Employee Compensation and Benefits	$	128,631
Occupancy		28,392
Office Expense		14,462
Insurance		26,231
Professional Fees		35,344
Communication Expenses, Clearance and Other Fees		29,642
Total Expenses	$	262,702
LOSS BEFORE INCOME TAXES	$	(19,472)
INCOME TAX BENEFIT		(4,467)
NET LOSS	$	(15,005)

The accompanying notes are an integral part of these financial statements.

KENNY SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2007	100	$ 1	$ 726,004	$ 34,511	$ 760,516
Net Loss				(15,005)	(15,005)
Dividends Paid				(65,000)	(65,000)
Balances at December 31, 2008	100	$ 1	$ 726,004	$ (45,494)	$ 680,511

The accompanying notes are an integral part of these financial statements.

KENNY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Loss	$ (15,005)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation Expense	1,158
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations	(1,739)
Securities Held for Trading	(2,733)
Prepaid Expenses	919
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	2,512
Net Cash from Operating Activities	$ (14,888)
Cash Flows from Investing Activities:	
Repayment from Parent Company and Affiliate	$ (4,653)
Purchase of Property and Equipment	(4,879)
Net Cash from Investing Activities	$ (9,532)
Cash Flows from Financing Activities:	
Dividends Paid	$ (65,000)
Net Cash from Financing Activities	$ (65,000)
Net Decrease in Cash	$ (89,420)
Cash, Beginning of Year	142,013
Cash, End of Year	$ 52,593
SUPPLEMENTAL INFORMATION	
Interest Paid	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated in the state of Delaware and is registered to conduct business in ten states. The Company's operations are located in St. Louis, Missouri.

The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Securities Held for Trading

Securities held for trading include stock options & warrants valued at fair value. Fair value is based on quoted market prices. For those investments that are not actively quoted, fair value is derived using generally accepted industry valuation methods with a 60% discount determined by management. Unrealized gains and losses are reflected in revenues.

Equipment and Leasehold Improvements

The Company carries equipment and leasehold improvements at cost net of accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using both straight-line and accelerated methods. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Revenue Recognition

Commission revenues and related expenses on the sale of securities are recorded on a settlement date basis. Other fees and revenues are recorded when earned, together with related expenses.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax basis. At December 31, 2008, no deferred tax benefit has been recognized related to the Company's net operating loss carryforward. At this time, management does not believe the Company is likely to realize this future tax benefit.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $175,377 which was $75,376 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1%.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consists of the following at December 31, 2008:

Equipment	$ 81,952
Leasehold Improvements	8,155
	$ 90,107
Accumulated Depreciation	79,207
	$ 10,900

NOTE 6. LEASE COMMITMENTS

The Company leases its St. Louis office facility under an operating lease which expires in March, 2009. Total rent expense for the year ended December 31, 2008 was $58,656 less $31,006 of reimbursements to arrive at net rent expense of $28,392.

Future minimum lease payments required under the leases that have remaining non-cancellable lease terms as of December 31, 2008 is $12,079.

NOTE 7. RELATED PARTIES

The Parent Company, which is 100% shareholder of the Company, also owns 100% of the outstanding stock of Nicholson-Kenny Capital Management, Inc. ("affiliate"). The Company had the following related party balances at December 31, 2008:

Due from Parent Company	$ 36,046
Due from Affiliate	443,491

NOTE 8. LITIGATION

In a matter pending in the Circuit Court of St. Louis County, the Company has been named as a defendant. The claimant alleges misrepresentations and fraudulent conduct. The claimant seeks actual damages, plus punitive damages with a maximum exposure of $130,000. Some discovery has been conducted, however, the hearing has not been scheduled to date.

Management believes that the above litigation is without merit. Likewise, Management believes that its defenses are meritorious. Although the ultimate outcome of this action cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel with respect to this matter, does not believe that ultimate resolution of this matter will have a materially adverse effect on the Company's financial condition and results of operations. However, depending upon the period of resolution, such effect could be material to the financial results of an individual operating period.

NOTE 9. CONCENTRATIONS

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2008, approximately 97% of the Company's revenue was derived from one customer.

NOTE 11. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. This FSP defers the effective date of FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* for certain nonpublic enterprises, including nonpublic not-for-profit organizations, until annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN No. 48 in accordance with this FSP. The Company's current accounting policy for evaluating uncertain tax positions is based on the facts and circumstances surrounding all filed federal and state income tax returns. When the facts and circumstances surrounding all filed federal and state income tax returns indicate a tax contingency, the Company's management then determines if a tax liability should be recognized in the financial statements. The Company's management is currently unaware of any existing tax contingencies as a result of uncertain tax positions and has not dealt with any tax contingencies in the past. The Company currently does not believe the adoption of FIN No. 48 will have a material impact on its financial statements.

SCHEDULE "I"

KENNY SECURITIES COPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity (From Statement of Financial Condition)	$ 680,511
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses	7,055
Intercompany Receivable	479,537
Equipment and Leasehold Improvements, Net	10,900
Other Assets	4,900
Securities Held for Trading	513
Net Capital, Before Haircuts	$ 177,606
Less Haircuts	2,230
Net Capital	$ 175,376
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 2,512
Total Aggregated Indebtedness	$ 2,512
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 75,376
Ratio: Aggregate Indebtedness to Net Capital	1%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2008)

Net Capital as Reported in the Company's Part II-A Focus Report as of December 31, 2008 (unaudited)	$ 176,283
Add: Increase in Allowable Assets	952
Less: Increase in Allowable Liabilities	1,859
Net Capital, as of December 31, 2008	$ 175,376